--------------------------------------------------------------------------------
SEC           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)  INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------


                                                      --------------------------
                                                            OMB APPROVAL
                  UNITED STATES                       --------------------------
       SECURITIES AND EXCHANGE COMMISSION             OMB Number:  3235-0145
             WASHINGTON, D.C. 20549                   --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response . . .11
                                                      --------------------------



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               INAMED CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    453235103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 2 OF 12 PAGES
---------------------------                       --------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
 OWNED BY
 EACH                      2,314,942 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 3 OF 12 PAGES
---------------------------                       --------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
 OWNED BY
 EACH                      2,314,942 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 4 OF 12 PAGES
---------------------------                       --------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Anguilla, British West Indies
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
 OWNED BY
 EACH                      2,300,178 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,300,178 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,300,178 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.3% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 5 OF 12 PAGES
---------------------------                       --------------------------



--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. MultiQuant Fund, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Anguilla, British West Indies
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY
 EACH                     10,664 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          10,664 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          10,664 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 6 OF 12 PAGES
---------------------------                       --------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Meridian Fund, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Anguilla, British West Indies
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY
 EACH                     4,100 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          4,100 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,100 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       --------------------------
CUSIP NO.      453235103                              PAGE 7 OF 12 PAGES
---------------------------                       --------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Steven A. Cohen
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                               (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

 NUMBER OF                0
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY
 EACH                     2,314,942 (see Item 5)
 REPORTING          ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,314,942 (see Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4% (see Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 (the "Stock"), of Inamed Corporation (the "Company"). The Company's principal executive offices are located at 5540 Ekwill Street, Santa Barbara, CA 93111-2936.

         The Reporting Persons (as described below) previously reported their ownership of the Stock on a Schedule 13G. This Schedule 13D supersedes such
Schedule 13G.

ITEM 2.        IDENTITY AND BACKGROUND

         (a) This statement is filed by:

         (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Stock of the Company beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant") and S.A.C. Meridian Fund, LLC ("SAC Meridian");

         (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Stock beneficially owned by SAC Capital Associates, SAC MultiQuant and SAC Meridian;

         (iii) SAC Capital Associates with respect to shares of Stock beneficially owned by it;

         (iv) SAC MultiQuant with respect to shares of Stock beneficially owned by it;

         (v) SAC Meridian with respect to shares of Stock beneficially owned by it; and

         (vi) Steven A. Cohen with respect to shares of Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC MultiQuant and SAC Meridian.

         The Joint Acquisition Statement of the Reporting Persons is attached hereto as Exhibit A and incorporated herein by reference.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any other person or entity other than the various accounts under the Reporting Persons' management and control.

         (b) The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902,
(ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022 and,
(iii) SAC Capital Associates, SAC MultiQuant and SAC Meridian is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

         (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, SAC MultiQuant Fund and SAC Meridian Fund, and to control the investing and trading in securities of these private investment funds. The principal business of Mr. Cohen is to act as a principal of SAC Capital Advisors and SAC Capital Management.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates, SAC MultiQuant Fund and SAC Meridian Fund are Anguillan limited liability companies. Mr. Cohen is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 2,314,942 shares of Stock reported herein as being beneficially owned by the Reporting Persons in the aggregate were acquired at an aggregate purchase price of approximately $167,237,197.

         The shares of Stock beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

ITEM 4.        PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the shares of Stock based on their belief that the shares at their current market prices at the time of purchase were undervalued and represented an attractive investment opportunity.

         The Company announced on March 21, 2005 that it had entered into a definitive agreement to merge with Medicis Pharmaceutical Corporation ("Medicis"). Under the terms of this agreement, each outstanding share of Stock will be converted into the right to receive 1.4205 shares of Medicis' common stock and $30.00 in cash (the "Merger"). Consummation of the Merger is subject to customary closing conditions, including the receipt of approval of the Company's shareholders.

         The Reporting Persons, having given careful consideration to the proposed transaction, and having reviewed the Company's preliminary proxy statement, believe that the terms of the Merger do not give full and fair value to the Company's shareholders and will deprive them of their ability to maximize the return on their investment. On November 4, 2005, SAC Capital Advisors sent a letter to the Company communicating the Reporting Persons' intent to vote against the Merger. A copy of the letter is set forth as Exhibit B hereto and incorporated herein by reference. The Reporting Persons may continue to communicate with the Company, and with other stockholders and other third parties, with respect to the Merger and potentially with respect to other matters of concern with respect to the Reporting Persons' investment in the Stock.

         The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's pursuit (or abandonment) of the Merger, the Company's financial position and strategic direction, the price levels of the Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Stock or selling some or all of their shares or changing their intention with respect to any and all matters referred to in Item 4.


ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

         (a) The aggregate percentage of the shares of Stock reported owned beneficially by the Reporting Persons is based upon 36,313,302 shares outstanding, which is the total number of shares of Stock outstanding as reported in the Company's 10-Q filed on August 9, 2005.

         As of the close of business on November 3, 2005, the Reporting Persons beneficially owned in the aggregate 2,314,942 shares of Stock, constituting approximately 6.4% of the Stock outstanding. CR Intrinsic Investors, LLC and CR Intrinsic Investments, LLC, who had been included as reporting persons on the
Schedule 13G previously filed, no longer own shares of Stock in the Company.

        (b) SAC Capital Advisors has shared voting and dispositive powers with respect to 2,314,942 shares of Stock, constituting approximately 6.4% of such class of securities.

         SAC Capital Management has shared voting and dispositive powers with respect to 2,314,942 shares of Stock, constituting approximately 6.4% of such class of securities.

         SAC Capital Associates has shared voting and dispositive powers with respect to 2,300,178 shares of Stock, constituting approximately 6.3% of such class of securities.

         SAC MultiQuant has shared voting and dispositive powers with respect to 10,664 shares of Stock, constituting less than 1% of such class of securities.

         SAC Meridian has shared voting and dispositive powers with respect to 4,100 shares of Stock, constituting less than 1% of such class of securities.

         Steven A. Cohen has shared voting and dispositive powers with respect to 2,314,942 shares of Stock, constituting approximately 6.4% of such class of securities.

         SAC Capital Advisors, SAC Capital Management and Mr. Cohen own no shares of Stock directly. Pursuant to investment agreements, SAC Capital Advisors and SAC Capital

Management share investment and voting power with respect to the securities held by SAC Capital Associates, SAC MultiQuant and SAC Meridian. Mr. Cohen controls SAC Capital Advisors and SAC Capital Management By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors and SAC Capital Management may be deemed to own beneficially 2,314,942 shares of Stock (constituting approximately 6.4% of the shares outstanding) and, (ii) Mr. Cohen may be deemed to own beneficially 2,314,942 shares of stock (consisting approximately of 6.4% of the shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

         (c) Information concerning transactions in the shares of Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in Shares listed on Exhibit C hereto were effected in open market purchases through various brokerage entities except for the purchase on November 2, 2005, which was a private transaction with a wholly owned affiliate.

         (d) No person (other than the Reporting Persons) is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Persons and any other Person with respect to the securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Joint Acquisition Statement, dated November 7, 2005.

2. Exhibit B - Letter to Issuer, dated November 4, 2005.

3. Exhibit C - Transactions in the shares of Stock by the Reporting Persons during the past 60 days.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2005

S.A.C. CAPITAL ADVISORS, LLC




By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC





By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC




By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

S.A.C. MULTIQUANT FUND, LLC




By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

S.A.C. MERIDIAN FUND, LLC




By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

STEVEN A. COHEN




By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated November 7, 2005.

2. Exhibit B - Letter to Issuer, dated November 4, 2005.

3. Exhibit C - Transactions in the shares of Stock by the Reporting Persons during the past 60 days.

                                    EXHIBIT A


JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  November 7, 2005


                                               S.A.C. CAPITAL ADVISORS, LLC




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person


                                               S.A.C. CAPITAL MANAGEMENT, LLC




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person


                                               S.A.C. CAPITAL ASSOCIATES, LLC




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person

                                               S.A.C. MULTIQUANT FUND, LLC




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person




                                               S.A.C. MERIDIAN FUND, LLC




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person




                                               STEVEN A. COHEN




                                               By: /s/ Peter Nussbaum
                                                   ---------------------------
                                                   Name: Peter Nussbaum
                                                   Title: Authorized Person

                                    EXHIBIT B




November 4, 2005



Mr. Nicolas Teti

Chairman & Chief Executive Officer

INAMED Corporation

5540 Ekwill Street

Santa Barbara, CA 93111-2936



Dear Mr. Teti:



We and our affiliates advise funds holding more than 2,300,000 shares of Inamed Corporation common stock, representing approximately 6.3% of the issued and outstanding shares of common stock. We believe that the proposed merger with Medicis Pharmaceuticals Corporation does not fairly compensate Inamed's shareholders. Accordingly, we and our affiliates plan to vote all of the shares held by these funds against the current merger proposal.



There are several reasons why we believe the Medicis offer is inadequate, including:



o The value contributed by Inamed is not being adequately reflected by the current merger terms. Inamed's product pipeline of Reloxin(TM), Juvederm(TM), and silicone breast implants is well defined and, we believe, has the potential to provide substantial growth to Inamed. We believe that these products have a high likelihood of regulatory approval, and that once approved they will be a major factor in the growth of the combined companies following the merger. In particular, we look forward to the filing by Inamed of Juvederm(TM) with the FDA for approval by the end of 2005 because we believe that this product can serve as one of the cornerstones of Inamed's facial aesthetic business. Were Inamed to remain a standalone company, we believe that the benefit of these products to Inamed's bottom-line would be substantially greater than would be the case when diluted by Medicis's legacy products and dermal filler products. In short, Inamed shareholders have better exposure to these products with Inamed as a standalone company. Moreover, the $30 cash component of the current merger proposal takes shareholders out of a portion of their investment in Inamed before they are able to fully benefit from these products.


o In stark contrast, Medicis's product pipeline is not well defined and its prospects for regulatory and commercial success are uncertain. Given the recent setbacks of many dermatology products currently under FDA review, it is not clear which Medicis's products have a high probability of success in clinical trials and in the regulatory approval process.


o We believe that Medicis's core business of topical and systemic dermatology products is at risk from generic competition. The most recent Medicis earnings report suggests a slowing of growth of this product line. For example, growth in sales of one of Medicis's newest products, the dermal filler Restylane(TM), appears to have recently slowed after a period of strong growth following its launch. The proposed merger would, in essence, involve Inamed's shareholders swapping their exposure to Inamed's promising pipeline for Medicis's uncertain pipeline and declining core business.


We see the merits of a potential merger based upon Inamed's strong pipeline and Medicis's distribution network. However, because we believe that Inamed's shareholders are not receiving a just proportion of the new company following the merger, we plan to vote against the merger as it is currently proposed.





Sincerely,



S.A.C. Capital Advisors, LLC

                                    EXHIBIT C

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

         Date of              Shares of Common            Price Per
    Purchase or Sale       Stock Purchased (Sold)         Share ($)

                           SAC Capital Associates
        9/19/2005                 (51200)                    70.78
        9/21/2005                   (500)                     7.50
        9/21/2005                 (37400)                    76.05
        9/21/2005                 (19085)                    77.47
        9/21/2005                  (4900)                    77.48
        9/21/2005                  (1868)                    77.49
        9/21/2005                 (54826)                    77.50
        9/21/2005                  (5138)                    77.52
        9/21/2005                  (2000)                    77.60
        9/21/2005                   (140)                    77.61
        9/21/2005                  (4152)                    77.62
        9/21/2005                  (4891)                    77.64
        9/21/2005                  (4400)                    77.65
        9/22/2005                   (500)                    77.50
        9/22/2005                   (800)                    77.53
        9/22/2005                  (6845)                    77.55
        9/22/2005                  (1200)                    77.60
        9/22/2005                   (100)                    77.70
        9/22/2005                   (555)                    77.75
        9/22/2005                  (1506)                    78.10
        9/22/2005                  (2500)                    78.13
        9/22/2005                  (5416)                    78.15
        9/22/2005                   (200)                    78.16
        9/22/2005                  (2000)                    78.17
        9/22/2005                  (1500)                    78.18
        9/22/2005                  (2300)                    78.19
        9/22/2005                  (9578)                    78.21
        9/22/2005                   (191)                    78.22
        9/22/2005                   (209)                    78.23
        9/22/2005                   (200)                    78.24
        9/22/2005                  (1304)                    78.25
        9/22/2005                   (300)                    78.26
        9/22/2005                   (300)                    78.27
        9/22/2005                   (200)                    78.28
        9/22/2005                   (100)                    78.30
        9/22/2005                  (1564)                    78.31
        9/22/2005                   (600)                    78.32
        9/22/2005                   (442)                    78.33
        9/22/2005                  (1000)                    78.34
        9/22/2005                   (380)                    78.35
        9/22/2005                  (1700)                    78.36
        9/22/2005                   (100)                    78.37
        9/22/2005                   (900)                    78.38
        9/22/2005                   (602)                    78.39
        9/22/2005                  (1900)                    78.40
        9/22/2005                   (500)                    78.41
        9/22/2005                  (1200)                    78.42
        9/22/2005                   (100)                    78.43
        9/22/2005                   (500)                    78.44
        9/22/2005                   (789)                    78.45
        9/22/2005                  (1200)                    78.46
        9/22/2005                   (750)                    78.47
        9/22/2005                   (200)                    78.48
        9/22/2005                   (800)                    78.49
        9/22/2005                  (1299)                    78.50
        9/22/2005                   (300)                    78.51
        9/22/2005                   (441)                    78.52
        9/22/2005                   (200)                    78.53
        9/22/2005                    (15)                    78.54
        9/22/2005                   (400)                    78.55
        9/22/2005                  (1200)                    78.56
        9/22/2005                   (300)                    78.57
        9/22/2005                   (400)                    78.58
        9/22/2005                   (700)                    78.59
        9/22/2005                   (300)                    78.60
        9/22/2005                   (400)                    78.61
        9/22/2005                   (102)                    78.62
        9/22/2005                   (100)                    78.63
        9/22/2005                    (12)                    78.65
        9/22/2005                   (300)                    78.66
        9/22/2005                   (300)                    78.68
        9/22/2005                   (100)                    78.69
        9/22/2005                   (100)                    78.72
       10/28/2005                (104100)                    70.33
       10/31/2005                (211000)                    71.11
        11/1/2005                (226000)                    71.61
        11/2/2005                (932427)                    75.44
        11/2/2005                 1832403                    75.44

                             SAC Meridian Fund
        9/16/2005                    100                     71.37
        9/16/2005                    100                     71.41
        9/16/2005                    100                     71.43
        9/16/2005                    200                     71.44
        9/16/2005                    400                     71.45
        9/16/2005                    100                     71.46
        9/16/2005                    100                     71.53
        9/16/2005                    100                     71.63
        9/16/2005                    100                     71.65
        9/16/2005                    100                     71.67
        9/16/2005                    200                     71.70
        9/19/2005                    200                     70.90
        9/19/2005                    100                     70.91
        9/19/2005                    300                     70.92
        9/19/2005                    200                     70.96
        9/19/2005                    100                     70.97
        9/19/2005                    200                     70.98
        9/19/2005                    300                     70.99
        9/19/2005                    100                     71.00
        9/21/2005                    400                     76.99
        9/21/2005                    400                     77.04
        9/21/2005                    400                     77.05
        9/21/2005                    400                     77.08
        9/21/2005                   1200                     77.10
        9/21/2005                   1200                     77.12
        9/21/2005                    500                     77.13
        9/21/2005                    500                     77.14
        9/21/2005                    400                     77.15
        9/21/2005                    500                     77.16
        9/21/2005                    800                     77.16
        9/21/2005                    500                     77.16
        9/21/2005                    500                     77.22
        9/21/2005                    500                     77.22
        9/21/2005                    600                     77.23
        9/23/2005                   (200)                    77.82
        9/23/2005                   (200)                    77.82
        9/23/2005                   (300)                    77.84
        9/23/2005                   (200)                    77.94
        9/23/2005                   (200)                    77.98
        9/23/2005                   (200)                    78.01
        9/23/2005                   (200)                    78.03
        9/23/2005                   (200)                    78.05
        9/23/2005                  (1600)                    78.06
        9/23/2005                   (400)                    78.07
        9/23/2005                   (200)                    78.08
        9/23/2005                   (200)                    78.09
        9/26/2005                    300                     76.54
        9/26/2005                    200                     76.55
        9/26/2005                    100                     76.56
        9/26/2005                    600                     76.57
        9/26/2005                    100                     76.58
        9/26/2005                    100                     76.59
        9/26/2005                    200                     76.60
        9/27/2005                    100                     75.09
        9/27/2005                    200                     75.10
        9/27/2005                    100                     75.12
        9/27/2005                    100                     75.13
        9/27/2005                    200                     75.22
        9/27/2005                    200                     75.24
        9/27/2005                    200                     75.25
        9/27/2005                    600                     75.26
        9/27/2005                    200                     75.27
        9/27/2005                    100                     75.27
        9/27/2005                    100                     75.28
        9/27/2005                    300                     75.28
        9/27/2005                    400                     75.31
        10/5/2005                   (200)                    76.27
        10/5/2005                   (100)                    76.28
        10/5/2005                   (400)                    76.29
        10/5/2005                   (200)                    76.29
        10/5/2005                   (200)                    76.30
        10/5/2005                   (200)                    76.33
        10/5/2005                   (400)                    76.35
        10/5/2005                   (200)                    76.36
        10/5/2005                   (100)                    76.38
        10/5/2005                   (200)                    76.39
        10/5/2005                   (100)                    76.40
        10/5/2005                   (100)                    76.41
        10/5/2005                   (100)                    76.42
        10/5/2005                   (100)                    76.43
        10/5/2005                   (400)                    76.44
        10/5/2005                   (100)                    76.47
       10/10/2005                   (100)                    74.07
       10/10/2005                   (100)                    74.14
       10/10/2005                   (100)                    74.14
       10/10/2005                   (100)                    74.07
       10/10/2005                   (200)                    74.14
       10/18/2005                   (200)                    72.52
       10/18/2005                   (200)                    72.57
       10/18/2005                   (400)                    72.60
       10/18/2005                   (400)                    72.63
       10/18/2005                   (100)                    72.65
       10/18/2005                   (200)                    72.66
       10/18/2005                   (100)                    72.67
       10/18/2005                   (200)                    72.68
       10/18/2005                   (400)                    72.70
       10/18/2005                   (200)                    72.73
       10/18/2005                   (400)                    72.74
       10/18/2005                   (200)                    72.75
       10/18/2005                   (300)                    72.76
       10/18/2005                   (200)                    72.77
       10/18/2005                   (400)                    72.78
       10/25/2005                    200                     70.67
       10/25/2005                    100                     70.69
       10/25/2005                    100                     70.71
       10/25/2005                    100                     70.72
       10/25/2005                    100                     70.73
       10/25/2005                    300                     70.74
       10/25/2005                    100                     70.75
       10/25/2005                    100                     70.78